No Act
PE 3/11/11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





Received SEC
MAR 11 2011
Washington, DC 20549

March 11, 2011

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-11-11

Michael J. Riella
Covington & Burling LLP
1201 Pennsylvania Avenue NW
Washington, DC 20004-2401

Re: King Pharmaceuticals, Inc.

Dear Mr. Riella:

This is in regard to your letter dated March 11, 2011 concerning the shareholder proposal submitted by William Steiner for inclusion in King Pharmaceuticals' proxy materials for an annual meeting of security holders. Your letter indicates that King Pharmaceuticals will not hold the annual meeting and that King Pharmaceuticals therefore withdraws its January 26, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

COVINGTON & BURLING LLP

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

BEIJING
BRUSSELS
LONDON
NEW YORK
SAN DIEGO
SAN FRANCISCO
SILICON VALLEY
WASHINGTON

March 11, 2011

VIA E-MAIL: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: King Pharmaceuticals, Inc. — Withdrawal of No-Action Request Letter Regarding the Shareholder Proposal Submitted by William Steiner (with John Chevedden Acting as Proxy)

Ladies and Gentlemen:

By letter dated January 26, 2011, King Pharmaceuticals, Inc., a Tennessee corporation (the "Company"), submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request (the "No-Action Request Letter") relating to the Company's intention to exclude from its proxy materials for its 2011 Annual Meeting of Shareholders (the "Annual Meeting") the supporting statement to a shareholder proposal received by the Company on September 24, 2010, as revised on December 10, 2010, submitted by William Steiner and naming John Chevedden as his proxy.

On March 1, 2011, Pfizer Inc. announced the completion of its acquisition of the Company through the merger of its wholly owned subsidiary with and into the Company, effective February 28, 2011. The Company is now a wholly owned subsidiary of Pfizer Inc. Accordingly, the Company will not be holding the Annual Meeting, and Mr. Steiner's request with respect to the Annual Meeting proxy materials is moot. On behalf of the Company, we respectfully advise the Staff that we hereby withdraw the No-Action Request Letter.

If you have any questions or desire additional information, please contact the undersigned at (202) 662-5168.

Sincerely,



Michael J. Riella

cc: John Chevedden
William Steiner
William L. Phillips III, King Pharmaceuticals, Inc.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
King Pharmaceuticals, Inc. (KG)
Independent board Chairman
William Steiner

Ladies and Gentlemen:

This responds to the January 26, 2011 company request to avoid this established rule 14a-8 proposal on the issue of correct information.

The text on the status of corporate governance at the company is relevant. It is the exact corresponding type of information that companies have been using for decades in their opposition to rule 14a-8 proposals – that current governance factors are so good or so improved that no further improvement is needed.

The company does not explain its position on correct text in light of the following text that was included with the rule 14a-8 proposal:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

The attachments highlight the factual support for the text in the proposal.

This is to request that the Securities and Exchange Commission allow this resolution in its entirety to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
William L. Phillips <William.Phillips@kingpharm.com>


King Pharmaceuticals

King Pharmaceuticals,® Inc.
501 Fifth Street
Bristol, Tennessee 37620

Wm. L. Phillips III
Corporate Secretary
Vice President
Assistant General Counsel
423-990-2523
Fax: 423-990-0544
will.phillips@kingpharm.com

January 26, 2011

BY ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: King Pharmaceuticals, Inc. — Shareholder Proposal Submitted by William Steiner (with John Chevedden Acting as Proxy)

Ladies and Gentlemen:

This letter is to notify the Securities and Exchange Commission (the "Commission"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that King Pharmaceuticals, Inc., a Tennessee corporation (the "Company"), intends to exclude from its proxy materials for its 2011 Annual Meeting of Shareholders (the "2011 Annual Meeting") the supporting statement ("Supporting Statement") to a shareholder proposal (the "Proposal") received by the Company on September 24, 2010, as revised on December 10, 2010, submitted by William Steiner (the "Proponent") and naming John Chevedden as his proxy. For the reasons set forth below, the Company intends to exclude the Supporting Statement from its proxy materials in reliance on Exchange Act Rule 14a-8(i)(3). The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if the Company excludes the Supporting Statement from its proxy materials for the 2011 Annual Meeting in reliance on Rule 14a-8.

A copy of the Proposal, the Supporting Statement and the related correspondence received from the Proponent and his proxy are attached to this letter as Exhibit A.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov no later than 80 calendar days prior to the date on which the Company will submit its definitive proxy materials for the 2011 Annual Meeting to the Commission. In accordance with Rule 14a-8(j), a copy of this letter and its attachments are being sent to the Proponent. As a courtesy, a copy of this letter and its attachments are being sent to Mr. Chevedden.

THE PROPOSAL AND SUPPORTING STATEMENT

The Proposal states as follows:

> RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

The accompanying seven-paragraph Supporting Statement asserts, among other things, that:

- "[a]n independent Chair might respond more promptly to our giving 81%-support to a 2010 shareholder proposal to give King Pharmaceuticals shareholders the right decide key governance issues by a simple majority vote,"
- the Company's "board was the only major corporate directorship for 6 of our 10 directors," which "could indicate a significant lack of current transferable director experience,"
- "[s]ince we currently have two directors who are age 72, it is important that our Board selects future directors with the best experience,"
- "one of our newer directors, Kevin Crutchfield brings experience from the D-rated Board of Alpha Natural Resources,"
- "Earnest Deavenport attracted [the Company's] highest negative votes," and
- "[w]e had . . . no shareholder written consent."

The complete Supporting Statement can be found in Exhibit A attached to this letter.

GROUNDS FOR EXCLUSION UNDER RULE 14a-8(i)(3)

The Company believes the Supporting Statement may properly be excluded in its entirety from its proxy materials for the 2011 Annual Meeting pursuant to Rules 14a-8(i)(3) and 14a-9 because the Supporting Statement contains numerous false or misleading statements. Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and/or supporting statement if either is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy materials. The Staff has stated that a statement is misleading, and therefore excludable under Rule 14a-8(i)(3), where:

- "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote" or

- "the company demonstrates objectively that a factual statement is materially false or misleading."

U.S. Securities and Exchange Commission, Division of Corporation Finance, *Staff Legal Bulletin No. 14B, Shareholder Proposals* (September 15, 2004).

Irrelevant to a consideration of the subject matter of the Proposal

The Staff routinely has permitted exclusion of supporting statements (or portions thereof) that were confusing and misleading to shareholders because they were unrelated and irrelevant to the subject matter of the proposal. *See* Unocal Corporation (March 7, 1996) (statements about Unocal's operations in southeast Asia were unrelated to a proposal to require that an independent director who was not a former CEO serve as chairman); Boise Cascade Corporation (January 23, 2001) (statements regarding environmental and other issues were unrelated to a proposal to separate the roles of chairman and CEO); Exxon-Mobil Corporation (March 27, 2002) (statements about global warming were irrelevant to a proposal requesting consideration of social and environmental factors in setting executive compensation); Freeport-McMoRan Copper&Gold Inc. (February 22, 1999) (portions of supporting statement describing "shareholder topics" were unrelated to a proposal requesting declassification of the Board); Sara Lee Corporation (July 31, 2007) (statements regarding the proponent's attendance at previous meetings and other personal experiences were unrelated to a proposal requesting a report to be made in the proxy statement regarding shareholder proposals); and Bob Evans Farms, Inc. (June 26, 2006) (statements that listed the five largest shareholders of the company as irrelevant to a proposal on declassifying the company's board of directors could be properly excluded).

The Company believes that the last three paragraphs of the Supporting Statement are misleading because they are irrelevant to the subject matter of the Proposal, which relates to implementation of a policy to require the chairman of the Company's board of directors to be an independent director. For the following reasons, paragraphs 5, 6 and 7 of the Supporting Statement are unrelated to this subject matter and create a strong likelihood that shareholders will be uncertain as to the matter on which they are being asked to vote.

1. Paragraph 5: *"Our board was the only major corporate directorship for 6 of our 10 directors. This could indicate a significant lack of current transferable director experience. As busy as our CEO was he thought it important to serve on more than one board."*

As discussed in section B.2 below, the Proponent's use of the term "major corporate directorship" in this paragraph is vague and misleading. Additionally, the service of the Company's directors on other corporate boards is irrelevant to the decision to require the board chairman to be an independent director. Further, it is unclear both why the failure of four directors to serve on other boards of directors would indicate "a significant lack of current transferable director experience" and, more to the point, what possible connection exists between this assertion and a proposal that seeks to cause the Company's board of directors to adopt a policy requiring the Company's chairman to be an independent director. Similarly, the last sentence of the paragraph, referring to the Company's CEO, does not bear any relation to the subject matter of the Proposal, nor does it reflect either the opinion of the Proponent or an objective fact; rather, it is a misleading presumption of the Proponent as to the CEO's motivations.

2. Paragraph 6: *"Since we currently have two directors who are age 72, it is important that our Board selects future directors with the best experience. However one of our newer directors, Kevin Crutchfield brings experience from the D-rated Board of Alpha Natural Resources."*

Similar to paragraph 5 discussed above, paragraph 6 bears no relation to the subject matter of the Proposal. The age of the Company's directors, the rating of the board of directors of another company and the perceived need for the Company's board to select "directors with the best experience" simply are not related to the board's adoption of a policy implementing an independent chairmanship. Further, the Proponent's reference to the "D-rated" Board of Alpha Natural Resources is ambiguous and confusing and, absent clarification, can only be intended to malign Mr. Crutchfield. Since Mr. Crutchfield is not the chairman of the Company's board of directors, this reference is also unrelated to the subject matter of the Proposal.

3. Paragraph 7: *"Earnest Deavenport attracted our highest negative votes and was still allowed to chair our Executive Pay Committee. We had no shareholder right to proxy access, no cumulative voting, no shareholder written consent and no independent board chairman."*

The Company does not believe that there is any correlation between an independent chairmanship and the Proponent's assertions in paragraph 7 of the Supporting Statement regarding voting results from the 2010 annual meeting, Mr. Deavenport's chairmanship of the Executive Pay Committee, proxy access, cumulative voting and shareholder written consent rights. The introduction by the Proponent of topics that are completely irrelevant to the Proposal creates a strong likelihood that shareholders may be confused about the matter on which they are being asked to vote. In addition, as discussed below in sections B.3 and B.4, the Company believes that the assertions that Mr. Deavenport attracted "negative votes" and that the Company's shareholders do not have the right to act by written consent are materially false.

Other factual statements that are materially false or misleading

Factual statements which are materially false or misleading, or the omission of any material fact necessary to make statements contained in a proposal or supporting statement not false or misleading, may be excluded pursuant to Rule 14a-8(i)(3). *See e.g.,* Sysco Corp. (August 12, 2003); Siebel Systems, Inc. (April 15, 2003); and Farmer Bros. Co. (November 28, 2003).

The Proponent has made the following statements in its Supporting Statement, which, for the reasons set forth below, the Company considers to be materially false and misleading in violation of the Commission's proxy rules:

1. Paragraph 3: *"An independent Chair might respond more promptly to our giving 81%-support to a 2010 shareholder proposal to give King Pharmaceuticals shareholders the right decide key governance issues by a simple majority vote."*

The Proponent's calculation of the results of the vote relating to the 2010 shareholder proposal is confusing and materially false and misleading. The Proponent claims that shareholders gave such proposal "81%-support," but does not provide any indication as to how he calculated such percentage – i.e., whether the percentage is calculated based on the number of votes cast for or against the proposal or based on the total number of shares entitled to be voted with respect to the proposal. Because Proponent failed to clarify how he determined such level of shareholder support for the 2010 shareholder proposal, such a vague calculation is false and can materially mislead shareholders by exaggerating the support of the 2010 shareholder proposal. Further, the Proponent mischaracterizes the nature of the 2010 shareholder proposal by stating that the proposal would give shareholders the right to decide "key governance issues" by a simple majority vote. The 2010 shareholder proposal, as delivered to the Company and as it appeared in the Company's 2010 proxy materials, went much further than this, asking that "*each shareholder voting requirement* in [the Company's] charter and bylaws, that calls for a greater than simple majority vote" be changed to a majority of votes cast for or against the proposal. (emphasis added)

2. Paragraph 5: *"Our board was the only major corporate directorship for 6 of our 10 directors."*

The Proponent's reference to "major corporate directorships", without any context as to whether "major" refers to the directorship position or the company itself, is materially misleading and confusing. Even if it was clear whether the Proponent intended to refer to "major" companies or "major" directorships, it is not clear, and will be unclear to shareholders, what constitutes a "major" directorship or a "major" company.

3. Paragraph 7: *"Earnest Deavenport attracted [the Company's] highest negative votes . . . ."*

This statement is both materially false and misleading because Earnest Deavenport did not receive "negative votes." Votes in the Company's election of directors consist of "votes for," "votes withheld," abstentions, and "broker non-votes." The Proponent offers no explanation as to the intended meaning of "negative votes." Because neither Mr. Deavenport nor any other director nominee received any "negative votes," this statement is inherently false.

Additionally, the Proponent's attempt to malign Mr. Deavenport, given he is not the chairman of the Company's board of directors, has no discernable relation to the subject matter of the Proposal.

4. Paragraph 7: "*We had . . . no shareholder written consent . . . .*"

The Proponent's statement that "[w]e had . . . no shareholder written consent" is materially false. The Company, a Tennessee corporation, is subject to Section 48-17-104 of the Tennessee Business Corporation Act, which provides the following:

> Action required or permitted by chapters 11-27[1] of [the Tennessee Business Corporation Act] to be taken at a shareholders' meeting may be taken without a meeting. If all shareholders entitled to vote on the action consent to taking such action without a meeting, the affirmative vote of the number of shares that would be necessary to authorize or take such action at a meeting is the act of the shareholders.

By virtue of incorporating in Tennessee, the shareholders of the Company may act by written consent, a fact exactly contrary to the false statement made by the Proponent in the Supporting Statement.

CONCLUSION

For the reasons set forth above, the Company respectfully submits that the entire Supporting Statement may be excluded pursuant to Rules 14a-8(i)(3) and 14a-9 and the Staff should not allow the defects in the Supporting Statement to be corrected by amendment. The Staff has indicated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading. See *Staff Legal Bulletin No. 14* (July 13, 2001). Due to the numerous materially false and misleading statements contained in the Supporting Statement (which are included in four of the seven paragraphs of the Supporting Statement), the Company believes attempting to correct and edit the Supporting Statement would be fruitless, and therefore the Supporting Statement should be completely excluded. By this letter, we request confirmation that the Staff will not recommend enforcement action to the Commission if the Company so excludes the Supporting Statement.

[1] These chapters relate to for-profit business corporations.

If you have any questions regarding this request or desire additional information, please contact the undersigned at (423) 990-2523, or the Company's outside counsel, David B.H. Martin of Covington & Burling LLP, at (202) 662-5128.

Very truly yours,



William L. Phillips III
Assistant General Counsel and
Secretary

cc: John Chevedden
William Steiner
David B.H. Martin, Covington & Burling LLP

Enclosure

Exhibit A

The Proposal, Supporting Statement and Correspondence

[See attached]

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Brian A. Markison
Chairman of the Board
King Pharmaceuticals, Inc. (KG)
501 5th St
Bristol TN 37620

Dear Mr. Markison,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



William Steiner

9/17/2010
Date

cc:
James W. Elrod
Corporate Secretary
William L. Phillips <William.Phillips@kingpharm.com>
FX: 423-990-0544

[KG: Rule 14a-8 Proposal, September 24, 2010]

3 [Number to be assigned by the company] – **Independent Board Chairman**

RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When a CEO serves as board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets. Shareholder resolutions for separation of CEO and Chair averaged 36% support in 2009 at 30 companies – indicating strong and growing investor support.

To foster a flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen or sooner.

The merit of this Independent Board Chairman proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

An independent Chair can enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***



DISCOUNT BROKERS

Date: 24 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 7600 shares of King Pharmaceuticals; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/21/05 also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



King Pharmaceuticals

Wm. L. Phillips III
Corporate Secretary
Vice President
Assistant General Counsel

King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, TN 37620
423.990.2523
fax 423.990.0544
will.phillips@kingpharm.com
www.kingpharm.com
NYSE:KG

October 6, 2010

BY UPS OVERNIGHT AND ELECTRONIC MAIL TO ***FISMA & OMB Memorandum M-07-16***

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Notification of Procedural Deficiencies in William Steiner's Shareholder Proposal

Dear Mr. Chevedden:

On September 24, 2010, we received via electronic mail a letter from William Steiner, dated September 17, 2010, requesting that King Pharmaceuticals, Inc. (the "Company") include Mr. Steiner's shareholder proposal (the "Proposal") in the Company's proxy materials for its 2011 annual meeting of shareholders (the "Annual Meeting") and a letter from DJF Discount Brokers regarding Mr. Steiner's beneficial ownership of the Company's common stock (the "DJF Letter"). The Proposal, when read in conjunction with the DJF Letter, appears to contain certain procedural deficiencies under Securities and Exchange Commission ("SEC") Rule 14a-8, a copy of which is attached to this letter. The purpose of this letter is to bring these deficiencies to your attention and to provide Mr. Steiner with an opportunity to correct them. The failure to correct these deficiencies within 14 days following your receipt of this letter will provide the Company with a basis to exclude the Proposal from its proxy materials for the Annual Meeting.

Rule 14a-8(b) (Question 2 of Rule 14a-8) provides that a shareholder proponent must submit sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's common shares entitled to vote on the proposal at the meeting for at least one year as of the date the proponent submitted the proposal. The Company's share register does not indicate that either Mr. Steiner or National Financial Services, LLC is the record owner of any shares of the Company's common stock and the Company has not received sufficient proof that Mr. Steiner otherwise satisfied Rule 14a-8's ownership requirements as of the date that his proposal was submitted to the Company.

To remedy this deficiency, Mr. Steiner must submit proof of his ownership of the minimum amount of Company shares required by Rule 14a-8(b) as of the date that he submitted the Proposal. As explained in Rule 14a-8(b), proof may be in the form of:

- a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time Mr. Steiner submitted the Proposal, he continuously held the shares for at least one year. An account statement from his broker or bank will not satisfy this requirement. Further, in light of the ruling in *Apache Corp. v. Chevedden*, 696 F.Supp.2d 723 (S.D.Tex. 2010), it is the Company's position that the DJF Letter does not satisfy this requirement.

- if Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, then (i) a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level, and (ii) a written statement that he have continuously held the required number of shares for the one-year period as of the date of the statement.

Rule 14a-8 requires that Mr. Steiner correct the deficiencies noted above in order to have the Proposal included in the Company's proxy materials for the Annual Meeting. The response to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please send any correspondence to William L. Phillips III, Secretary, King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, TN 37620; facsimile 423-990-0544.

If Mr. Steiner adequately remedies the deficiencies described in this notice within the required time frame, the Company will then address the substance of the proposal. The Company reserves the right to raise any substantive objections it has to the Proposal at a later date and to seek relief from the SEC as appropriate.

Sincerely,



William L. Phillips III
Secretary

From: ***FISMA & OMB Memorandum M-07-16***
Sent:
To: Phillips, William
Subject: William Steiner Proposal (KG)

Mr. Phillips, The company response to Mr. William Steiner's 2010 and 2011 rule 14a-8 proposals leads to only one conclusion on the company position:
"National Financial Services" was listed in the company share register in December 2009.
"National Financial Services" was not listed in the company share register in October 2010 - not even once.
Please advise on October 11, 2010 whether this is correct.
Sincerely.
John Chevedden
cc: William Steiner

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Brian A. Markison
Chairman of the Board
King Pharmaceuticals, Inc. (KG)
501 5th St
Bristol TN 37620

DECEMBER 10, 2010 REVISION

Dear Mr. Markison,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



William Steiner

9/17/2010
Date

cc:
James W. Elrod
Corporate Secretary
William L. Phillips <William.Phillips@kingpharm.com>
FX: 423-990-0544

[KG: Rule 14a-8 Proposal, September 24, 2010, December 10, 2010 Revision]

3* – Independent Board Chairman

RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When a CEO serves as board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets. Shareholder resolutions for separation of CEO and Chair averaged 36% support in 2009 at 30 companies – indicating strong and growing investor support.

An independent Chair can enhance investor confidence in our Company and strengthen the integrity of our Board. To foster a flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen or sooner.

An independent Chair might respond more promptly to our giving 81%-support to a 2010 shareholder proposal to give King Pharmaceuticals shareholders the right decide key governance issues by a simple majority vote. This 81%-support translated into 67%-support from all shares outstanding. The Council of Institutional Investors www.cii.org recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote.

The merit of this Independent Board Chairman proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

Our board was the only major corporate directorship for 6 of our 10 directors. This could indicate a significant lack of current transferable director experience. As busy as our CEO was he thought it important to serve on more than one board.

Since we currently have two directors who are age 72, it is important that our Board selects future directors with the best experience. However one of our newer directors, Kevin Crutchfield brings experience from the D-rated Board of Alpha Natural Resources.

Earnest Deavenport attracted our highest negative votes and was still allowed to chair our Executive Pay Committee. We had no shareholder right to proxy access, no cumulative voting, no shareholder written consent and no independent board chairman.

Please encourage our board to respond positively to this proposal: **Independent Board Chairman – Yes on 3.***

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***